Exhibit 99.1

Glass House Brands to Participate in the 36th Annual Roth Conference to be Held March 17th-19th, 2024

LONG BEACH, CA and TORONTO, March 12, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and Chief Executive Officer, Kyle Kazan, Co-Founder, President and Board Director, Graham Farrar, and Chief Financial Officer, Mark Vendetti will participate in the 36th Annual Roth Conference to be held March 17-19, 2024 in Dana Point, CA.

Management will meet with investors and participate in a fireside chat hosted by Scott Fortune, Managing Director and Senior Research Analyst at Roth MKM on Monday, March 18th, 2024 at 8:00 am PT. A live webcast of their discussion will be available on the Glass House Brands Investor Relations site https://glasshousebrands.com/news-events/events-and-webcasts/ or directly here https://wsw.com/webcast/roth48/glasf/1968213.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, Field and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact: KCSA Strategic Communications Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com